March 7, 2014

Draft Registration Statement
U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Loan Lauren P. Nguyen, Esq.

Re:	Dorian LPG Ltd.
Draft Registration Statement on Form F-1
Submitted January 21, 2014
CIK No. 0001596993

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 21, 2014.  By letter dated February 14, 2014 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein.  This letter, together with the revised version of the registration statement on Form F-1 (the “Amended Registration Statement”), which respond to the Staff’s comments contained in the Comment Letter, are being filed today via EDGAR.

The Company submitted to the staff concurrently with the Draft Registration Statement a draft registration statement on Form F-4 (the “Draft F-4 Registration Statement”), relating to a concurrent exchange offer by the Company of common shares registered under the Securities Act for the unregistered common shares that were acquired by investors in the Company (other than those common shares held by affiliates of the Company).  By letter dated February 14, 2014, the Staff provided the Company with its comments regarding the Draft F-4 Registration Statement and the prospectus included therein (the “F-4 Comment Letter”).  The Company intends to respond to the Staff’s comments in the F-4 Comment Letter and to file via EDGAR a revised version of this registration statement on Form F-4 within the coming week.

We advise the Staff that, in our letter addressed to the Staff and dated January 17, 2014, which was confidentially submitted to the Staff with the Draft Registration Statement, we noted that the disclosure in the Draft Registration Statement gave effect to a transfer of management functions of the Company which was expected to be completed prior to March 29, 2014.  The Company has advised us that this transfer of management functions is no longer expected to be completed by that date, but is now expected to be completed prior to the end of the second calendar quarter of 2014.  The disclosure in the Amended Registration Statement has been revised to reflect this change.

We respond to your numbered comments in the Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in Amended Registration Statement):

General

1.                                      Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company notes the Staff’s comment and will provide such materials, if any, prior to the printing and distribution of the preliminary prospectus.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

If any written materials or research reports are prepared, published or distributed in reliance upon the Jumpstart Our Business Startups Act prior to the effectiveness of the Draft Registration Statement, the Company undertakes to provide such materials to the Staff on a supplemental basis.  No such materials have been prepared as of the date hereof.

3.                                      Please include a currently dated consent of your independent registered accountant in an amendment to your Form F-1 registration statement, once that registration statement is considered to be “publicly filed.”

The Company notes the Staff’s comment and has included a currently dated consent of its independent registered accountant as an exhibit to the Amended Registration Statement.

4.                                      We note that your principal executive office is located in the United States. Please confirm that the company qualifies as a “foreign private issuer” as defined in Rule 405 under the Securities Act and provide us with your analysis. In your analysis, please address paragraph (1)(i) of the definition of “foreign private issuer.”

The Company supplementally advises the Staff that it qualifies as a “foreign private issuer” as defined in Rule 405.  In particular, the Company has determined that it satisfies the condition of paragraph (1)(i) of the definition, as no more than 50 percent of the outstanding voting securities of the Company are directly or indirectly owned of record by residents of the United States as of February 14, 2014.  The Company has determined that at least approximately 53% of its total issued and outstanding shares as of that date are owned of record by holders not resident in the United States.

Prospectus Cover Page

5.                                      Please identify the lead underwriters in your next amendment or provide an explanation of why you are unable to do so. To the extent you do not identify the lead underwriters in your next amendment, please note that based upon the facts and circumstances discussed in your response to us, we may defer further review of your filing.

The Company has identified the lead underwriters in the Amended Registration Statement, including on the prospectus cover page.

Prospectus Summary, page 1

Our Company, page 1

6.                                      Please refer to the third paragraph. We note your disclosure that your balanced chartering strategy “will provide [you] with a base of stable cash flows and high utilization rates, while allowing [you] to capitalize on profitable shorter duration opportunities.” Please revise to add balancing language that your exposure to the spot market will also subject your fleet to spot market downside if and to the extent charter rates decrease. Please also revise the “Continue a balanced chartering strategy...” paragraph on page 4 accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 82 and 85 of the Amended Registration Statement.

Our Fleet, page 2

7.                                      Please revise the charts on page 2 and 81 to disclose the associated deposits and remaining purchase prices for the VLGCs in your new building program. Please also revise to clarify whether you have the funds necessary to support this new building program. To the extent that you will be required to raise additional funds to support this new building program, please prominently disclose that fact here and discuss your plans to obtain the required funds.

In response to the Staff’s comment, the Company has added a paragraph immediately following the charts on pages 2 and 83 disclosing the aggregate amount of deposits paid and remaining purchase price for the Company’s newbuilding program, and describing the Company’s plans to finance its newbuilding program.  The Company believes that the presentation of this information on a fleet-wide basis is most appropriate for investors.

Competitive Strengths, page 3

Leading position in VLGC market, page 3

8.                                      We note your disclosure in the last sentence that “[you] believe that a fleet of such vessels will be more attractive to charterers and oil majors and will help drive higher revenue and increased profitability.” Please revise to add balancing language that there is no guarantee that a fleet of such vessels will drive increased profitability. Also revise the paragraph heading to clarify that upon the delivery of all of your vessels you will have a leading position in the VLGC market as we note that you currently have four vessels in your initial fleet.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 84 of the Amended Registration Statement.

Strong shareholder base with industry expertise, page 4

9.                                      We note your disclosure in the last sentence that “[you] believe that these longstanding relationships... should provide [you] with profitable vessel acquisitions and employment opportunities in the LPG sector.” Please substantiate to us your claim that these relationships will provide you with profitable vessel acquisitions or, alternatively, delete. With respect to employment opportunities, please revise to add balancing language that there is no guarantee that such relationships will lead to profitable employment opportunities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 84 of the Amended Registration Statement.

Our Business Strategy, page 4

Grow our fleet through our VLGC Newbuilding Program, page 4

10.                               We note your disclosure that you intend to make selective and accretive acquisitions. Please clarify what you mean by “accretive” acquisitions. Please also revise to add balancing language that there is no guarantee that such acquisitions will occur or will be accretive. Please also remove marketing language such as “highly reputable” to describe certain shipyards.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 85 of the Amended Registration Statement.

11.                               We note your belief that your medium to long-term charters will allow you to make additional acquisitions. Please reconcile this statement with disclosure on page 2 which clarifies that you have three current charters which are scheduled to expire in 2014.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 85 of the Amended Registration Statement.

Continue a balanced chartering strategy that supports stable cash flows, page 4

12.                               We note your disclosure in the last sentence that “[you] believe [your] commitment to purchase 16 additional vessels... will enable [you] to achieve higher revenue, operating income and net income.” Please revise to add balancing language that there is no guarantee that your newbuilding program will lead to higher operating income or net income.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 85 of the Amended Registration Statement.

Maintain a strong balance sheet with financial strength and flexibility, page 4

13.                               Please reconcile the disclosure in this paragraph regarding your strategy to maintain sufficient liquidity and a moderate level of leverage with disclosure on page 19 which states that you expect to incur substantial additional debt to finance the outstanding purchase price of your vessels.

The Company advises the Staff that it intends to finance the outstanding purchase price of its vessels by a combination of available cash from the proceeds of previous equity offerings, the proceeds of this offering, and new debt financing.  Please see the section of the Amended Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a detailed description of the Company’s liquidity and level of leverage.  The Company advises the Staff that it intends to incur approximately $700 million of additional debt to finance the approximately $1.5 billion aggregate purchase price of its vessels, and that, relative to the value of the Company’s fleet and its peers, the Company believes its present and intended future level of debt financing represents a moderate level of leverage.

Positive Industry Fundamentals, page 5

14.                               To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that you operate in a cyclical business and there is no guarantee that comparable growth rates or projected future growth rates will be achieved. In this regard, refer to the first two full paragraphs and the growth rate discussions related to U.S. exports of LPG, seaborne LPG trade and Asian demand.

In response to the Staff’s comment, the Company has revised the disclosure on page 5, 85 and 86 of the Amended Registration Statement.

Summary Financial and Operating Data, page 9

Selected Financial and Operating Data, page 41

15.                               We note that your summary and selected financial and operating data include the predecessor and successor periods. In light of the fact that these periods are not comparable due to purchase accounting applied at the time of the acquisition of the vessels on July 29, 2013, please revise to include a heavy black vertical line separating the successor period from the predecessor periods. Also, please add the following headnote in bold to both the Summary Financial and Operating Data and Selected Financial Operating Data: THE PURCHASE METHOD OF ACCOUNTING WAS USED TO RECORD ASSETS ACQUIRED AND LIABILITIES ASSUMED BY THE COMPANY. SUCH ACCOUNTING GENERALLY RESULTS IN INCREASED AMORTIZATION AND DEPRECIATION REPORTED IN FUTURE PERIODS. ACCORDINGLY, THE ACCOMPANYING FINANCIAL STATEMENTS OF THE PREDECESSOR AND THE COMPANY ARE NOT COMPARABLE IN ALL MATERIAL

RESPECTS SINCE THOSE FINANCIAL STATEMENTS REPORT FINANCIAL POSITION, RESULTS OF OPERATIONS, AND CASH FLOWS OF THESE TWO SEPARATE ENTITIES.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 40 of the Amended Registration Statement.

Risk Factors, page 14

16.                               Please advise whether the lack of a bankruptcy statute in the Marshall Islands presents or may in the future present a material risk to your investors, such as delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. To the extent a material risk exists, please revise to include an appropriate risk factor.

The Company supplementally advises the Staff that it believes that the lack of a bankruptcy statute in the Marshall Islands presents no material risk to investors.  In particular, the Company does not believe the lack of a bankruptcy statute introduces any material risk of delay of bankruptcy proceedings or the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.  In the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Company, the bankruptcy laws of the United States or of another country having jurisdiction over the Company would apply.  For example, in the United States, a company may file for bankruptcy relief if it has assets located in the United States, and publicly traded Marshall Islands and Liberian corporations have done so.

We currently derive a substantial portion of our revenue, page 14

17.                               We note that you currently derive a substantial portion of your revenue from two charterers. Please file the respective charter agreements with your registration statement as these agreements appear material to you or explain why this is not necessary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in its view, charter agreements for the Company’s vessels are agreements typically entered into in the shipping business and therefore constitute contracts made in the ordinary course of its business which are not required to be filed as exhibits under Item 601 of Regulation S-K. Furthermore, the Company notes that, as the 19 vessels of its newbuilding fleet are delivered beginning in the third quarter of 2014, the portion of its revenue derived from any one charter will be proportionally reduced. The Company advises the Staff that three of its newbuilding vessels are scheduled to be delivered in 2014 and an additional 14 vessels in 2015. In the

Company’s view, therefore, its present charter agreements are both in the ordinary course of business and are not material to the Company, as they will constitute a substantial portion of the Company’s revenue for only a limited period, and therefore are not required to be filed under Item 601.

We are exposed to fluctuations in spot market charter rates, page 16

18.                               Please revise to discuss and quantify whether spot charter rates are high or low in comparison to historical rates, so that investors can assess the discussed risk.

The Company has revised the disclosure on page 16 of the Amended Registration Statement to include a discussion of spot charter rates in comparison to historical rates.

Our loan agreement contains restrictive covenants, page 17

19.                               We note that your loan agreement requires that Dorian Holdings maintain a minimum ownership percentage of your common shares. Please revise to quantify such percentage.

The Company has revised the disclosure on page 17 of the Amended Registration Statement to quantify the minimum ownership percentage required by Dorian Holdings under its loan agreement.

A significant increase in our debt levels may adversely affect our profitability, page 19

20.                               Please revise to disclose the estimated amount that you intend to finance for the remaining purchase price for your outstanding vessels.

The Company has revised the disclosure on page 18 of the Amended Registration Statement to disclose its intention to incur up to $700 million of debt to finance the remaining purchase price of its outstanding vessels.

Use of Proceeds, page 35

21.                               We note your disclosure in the second paragraph that you intend to use a portion of the net proceeds to partly finance the construction of the 16 vessels in your VLGC Newbuilding Program. Please revise to disclose the amount and sources of other funds needed to complete your VLGC Newbuilding Program. Refer to Item 3.C.1 of Form 20F. Please also include a cross reference to the chart on page 2 or 81, as revised. Refer to Item 3.C.2 of Form 20-F.

The Company has revised the disclosure on page 34 of the Amended Registration Statement to disclose the amount and sources of funds it needs to complete its VLGC Newbuilding Program.  The Company currently estimates that the proceeds from this offering, if successful, would complete its equity financing needs for its VLGC Newbuilding Program, and estimates that the Company would incur approximately $700 million in additional debt financing to fully fund its VLGC Newbuilding Program.

Management’s Discussion and Analysis of Financial Condition, page 44

Results of Operations, page 46

22.                               We note that the results of operations section for the period July 1, 2013 through September 30, 2013 and for the period April 1, 2013 through July 28, 2013, discusses the nature of the management fees charged by a related party. In light of the fact that it appears from your disclosure on page 101 that you will terminate these agreements in connection with this offering and perform the management services in-house, please revise your disclosure in MD&A to discuss the anticipated change in management agreements and to disclose your expectation for any changes in the amount of management fees to be incurred in future periods. See Rule 303(A)(3)(ii) of Regulation S-K.

The Company has revised the disclosure on page 49 of the Amended Registration Statement to disclose our expectations for any changes in the amount of management fees to be incurred in future periods.

Results of Operations — Predecessor Businesses of Dorian LPG Ltd, page 47

23.                               We note your disclosure indicating that also included in this prospectus are the unaudited combined results of operations of the Predecessor Businesses of Dorian LPG Ltd that owned and operated the vessels prior to the sale of the vessels to you, for the period from April 1, 2013 to July 28, 2013 and for the years ended March 31, 2013 and March 31, 2012. In light of the fact that the financial statements for the years ended March 31, 2013 and 2012 included in the filing are audited, please revise your disclosure on page 47 to clarify the periods for which the company has provided audited and unaudited financial statements in the filing.

The Company has revised the disclosure on page 50 of the Amended Registration Statement to clarify the periods for which the Company has provided audited and unaudited financial statements in Amended Registration Statement.

Contractual Obligations, page 53

24.                               We note that you have disclosed a table of contractual obligations as of September 30, 2013. In light of the fact that subsequent to September 30, 2013 you acquired significant vessel purchase commitments in connection with an acquisition from Scorpio Tankers, please revise to present a pro forma table of contractual obligations which includes any obligations incurred subsequent to September 30, 2013. Also, we would expect that the contractual obligations under the management agreements in effect as of September 30, 2013 would be included in the actual table of contractual obligations as of September 30, 2013, but would be excluded from the pro forma table of obligations if they are expected to be terminated in connection with this offering.

The Company advises the Staff that the Amended Registration Statement contains the Company’s balance sheet as of December 31, 2013, which reflects the transactions with Scorpio Tankers.  The contractual obligations table has been updated to December 31, 2013, and therefore includes the vessel purchase commitments acquired in the transaction with Scorpio Tankers and reflects the management agreements in effect as of December 31, 2013.

Additionally, the Company has included a pro forma table of contractual obligations in the Amended Registration Statement to reflect the Company’s exercise, in February 2014, of options to acquire three additional newbuilding contracts and the associated management contracts related to these vessels

The contractual obligation table includes the management fees through April 29, 2014 (the termination date of the  management agreements).  The pro forma contractual obligation table includes the management fees through June 30, 2014 to reflect the extension of the expected termination date of the management agreements.

Critical Accounting Estimates, page 54

25.                               We note that your critical accounting estimates section includes a discussion of vessels’ depreciation, impairment of long-lived assets, and drydocking and special survey costs. In light of the materiality of gains and losses on derivative contracts to your statement of operations and to that of your predecessor, please consider adding a discussion of your accounting for interest rate swaps and derivative liabilities. Your discussion should include:

•                  Types of assumptions underlying the most significant and subjective estimates;

•                  Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•                  Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

The Company has revised the disclosure on page 57 of the Amended Registration Statement to include a discussion of derivative instruments included in Critical Accounting Estimates in the Amended Registration Statement.

Drydocking and Special Survey Costs, page 54

26.                               We note your disclosure of drydocking and special survey costs as a critical accounting estimate. We also note your disclosure that costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. Please revise to disclose the nature of specific types of costs capitalized as drydocking costs. Also, please revise to disclose the estimated periods or ranges of periods over which these costs are being amortized to expense. Note 2(l) to the financial statements of Dorian LPG Ltd. should be similarly revised.

The Company has revised the disclosure on page 58 of the Amended Registration Statement to disclose the nature of specific types of costs capitalized as drydocking costs and has included additional disclosure relating to the estimated periods over which these costs are being amortized to expense.  Additionally, the Company has similarly revised Note 2(l) to the financial statements of Dorian LPG Ltd. and Note 2(k) to the financial statements of Predecessor Businesses of Dorian LPG Ltd.

Impairment of Long-Lived Assets, page 54

27.                               In light of the significant amount of vessels on your balance sheets, please revise the critical accounting policies and estimates section to include a more thorough discussion of how you analyze the vessels for impairment under the guidance in ASC 360-10-35. Specifically, please revise to include the methods and significant assumptions used by management to determine fair value of the vessels for purposes of your impairment analysis.

The Company acknowledges the Staff’s comment and has revised the critical accounting policies and estimates section to include how management determines fair value of the vessels for purposes of its impairment analysis.

28.                               Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of September 30, 2103, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that, as of the balance sheet date, the estimated market value of each of its vessels is greater than its carrying value.  The Company has revised the disclosure on page 57 of the Amended Registration Statement to include a statement to this effect.  In this situation, the Company respectfully submits that the expanded disclosure suggested by the Staff, including a table providing disclosure by vessel, would not be meaningful to investors, as there is no potential impairment charge.

Business, page 80

Our Customers, page 86

29.                               We note your disclosure in the fourth risk factor on page 14 that you derive a substantial portion of your revenue from two customers, namely Statoil and Petredec. Please revise this section to discuss the company’s dependence on such customers. Refer to Item 4.B.6 of Form 20-F. In order for investors to assess your dependence on such customers, please quantify the percentage of revenue contributed by the respective two customers for the most recent unaudited and audited period. With respect to the other named customers, consider quantifying the aggregate percentage of revenue contributed by such other named customers for the most recent unaudited and audited period so that investors can appreciate their revenue contribution in the referenced periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Amended Registration Statement.

Environmental and Other Regulations, page 87

30.                               We note that a number of sections contain a large amount of bracketed language. For example, refer to the International Maritime Organization Regulations of LPG Vessels section on page 88, the Air Emissions section on page 89 and the Oil Pollution and CERCLA section on page 90. Please revise each section as applicable.

In response to the Staff’s comment, the Company has revised the disclosure in this section of the Amended Registration Statement.

Related Party Transactions, page 100

Contribution and Release Agreement, page 100

31.                               Please revise the second paragraph to describe in greater detail the fees payable to Eagle Ocean Transport and SEACOR Holdings Inc. in connection with the construction of any new vessels. In this regard, please explain how these fees are calculated and who is responsible for paying such fees. Refer to Item 7.B.1 of Form 20-F.

The Company has revised the disclosure on page 102 of the Amended Registration Statement to describe the fees payable to Eagle Ocean Transport and SEACOR Holdings Inc. in connection with the construction of new vessels.  The Company supplementally advises the Staff that, with respect to the three newbuilding vessels acquired in the transactions entered into between the Company and SEACOR Holdings Inc. and its affiliates on July 29, 2013, as well as three newbuilding vessels subject to options acquired in those transactions, gross shipbroker fees, calculated as 1.0% of the agreed price of the vessel, less a $2 million reserve fund per vessel, are payable to Arrow Sale and Purchase (UK) Limited (“Arrow”), an unrelated third party, which acted as the Company’s shipbroker.  To the best knowledge of the Company, pursuant to arrangements between Arrow and Eagle Ocean Transport, Eagle Ocean Transport may receive up to 50% of any amounts earned by Arrow. SEACOR Gas Transport Corporation, a subsidiary of SEACOR Holdings Inc., is entitled to receive 50% of any fees paid by Arrow to Eagle Ocean Transport in respect of the three vessels subject to options.  Pursuant to these arrangements, the Company expects that Eagle Ocean Transport may receive up to approximately $2.2 million and SEACOR Holdings Inc., through its subsidiary, may receive up to approximately $0.5 million.

Security Ownership of Certain Beneficial Owners and Management, page 102

32.                               Please revise to identify the natural or legal person or persons who control the shares held by SeaDor Holdings LLC, Dorian Holdings LLC and Kensico Capital. Refer to Item 7.A.3 of Form 20-F.

The Company acknowledges the Staff’s comment and advises the Staff that, to the extent applicable, the natural or legal persons who control the voting or disposition of the shares held by SeaDor Holdings LLC, Dorian Holdings LLC and Kensico Capital are identified in the footnotes to the table on page 104.  With respect to SeaDor Holdings LLC, the Company supplementally advises the Staff that SEACOR Holdings Inc., which wholly owns SeaDor Holdings LLC, as disclosed in footnote 3 on page 104, is a publicly-traded company.  With respect to Dorian Holdings LLC, the Company supplementally advises the Staff that, to the best knowledge of the Company, Astromar LLC, which wholly owns Dorian Holdings LLC, as disclosed in footnote 3 on page 104, exercises voting and dispositive control over the shares held by Dorian Holdings LLC through its Board of Directors.  To the best knowledge of the Company, decisions of the Board of Directors of Astromar LLC are made by a majority vote of its members and, as a result, no single member of the Board of Directors has voting or dispositive authority over the shares.  Furthermore, to the best knowledge of the Company, no single natural or legal person holds a majority equity interest in Astromar LLC.  With respect to Kensico Capital Management Corporation, the Company has revised the disclosure on page 104, based on the information available to the Company, to identify the natural persons who share voting and dispositive control of the shares held by Kensico Capital Management Corporation.

Tax Considerations, page 112

33.                               We note your disclosure on pages 21 and 113 that prior to this offering, you do not believe that you were able to qualify for exemption under Section 883 and as a consequence, your gross United States source shipping income for your first short fiscal year ending March 31, 2014, which you estimate to be approximately $    , is expected to be subject to the 4% tax described below. Please explain to us, and revise to disclose, how you expect to calculate or determine the amount of estimated shipping income for 2014 that you will include in this disclosure. Your response and revised disclosure should include the nature of all significant assumptions used in your calculations.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amended Registration Statement.

The Company supplementally advises the Staff that the estimated 4% tax due for the Company’s short fiscal year ending March 31, 2014, or $42,013.29, is comprised of one already completed U.S. voyage and one currently scheduled U.S. voyage, in each case transporting cargo from Houston to ports in Brazil.

The Captain Nicholas ML arrived and commenced loading of cargo in Houston on January 19, 2014 and completed the discharge of its cargoes in Brazil on February 18, 2014. The per day time charter revenue earned on such voyage was approximately $36,218.35. The estimated 4% tax due on such voyage is calculated as follows: (i) the number of days in the voyage (30) is multiplied by the per day time charter rate ($36,218.35) to obtain the gross transportation income earned for the voyage or $1,086,550.50; (ii) the gross transportation income earned for the voyage is multiplied by 50% to obtain the U.S. source gross transportation income attributable to the voyage or $543,275.25; (iii) the estimated amount of 4% tax due in respect of the voyage, or $21,731.01, is obtained by multiplying the U.S. source gross transportation income by 4%.

The Captain Nicholas ML is currently scheduled to arrive in Houston on March 4 to load another cargo for transport to ports in Brazil. It is assumed that the length of the voyage and the per-day time charter revenue will be the same as the earlier voyage. While the voyage will be completed April 2, 2014, only the portion of the voyage completed within the fiscal year ending March 31, 2014 will be subject to the 4% tax because the Company expects to be exempt from such tax for the fiscal year commencing April 1, 2014. The potential 4% tax due on this voyage, or $20,282.28, can be obtained by multiplying the estimated 4% tax due for the earlier voyage by the fraction 28/30.

Financial Statements General

34.                               In light of the fact that the acquisition of the four vessels from Dorian Holdings and its affiliate on July 29, 2013 was treated as a business combination, and the newly formed company has been operating for less than one year, we believe it may be beneficial to investors if you present pro forma statements of operations for the latest fiscal year and interim period in your registration statement in accordance with Article 11 of Regulation S-X. We believe that the pro forma statements of operations would provide useful information due to the changes in the statement of operations related to the valuation of vessels, change in useful life of the vessels and the change in interest rate and other terms of long-term debt that occurred due to the business combination. If you do not believe the change in basis that resulted from the application of purchase accounting had a material impact on your results of operations, please explain in detail your basis for your conclusion.

The Company has revised the Amended Registration Statement to include unaudited pro forma statements of operations for the fiscal year ended March 31, 2013 and the nine month interim period from April 1, 2013 to December 31, 2013 in accordance with Article 11 of Regulation S-X.

Notes to the Financial Statements of Dorian LPG

Note 2. Significant Accounting Policies, page F-9

Inventories, page F-9

35.                               We note your disclosure that long-term inventory represents gas coolant which is not consumed but required for the refrigeration of cargo and is typically only sold or disposed of when a vessel is drydocked. Please explain to us why you believe it is appropriate to classify this gas coolant as inventory. As part of your response, please tell us how you intend to account for the sale or disposition of the coolant at the time of drydocking.

In assessing the accounting in response to the Staff’s comment, the Company has further assessed the guidance in ASC 330-20.  ASC 330-20 defines inventory as the aggregate of those items of tangible personal property that have any of the following characteristics:

1.                                      held for sale in the ordinary course of business;

2.                                      in process of production for such sale;

3.                                      to be currently consumed in the production of goods or services to be available for sale.

The Company also considered the guidance in ASC 330-10-05-02: “an inventory has financial significance because revenues may be obtained from its sale, or from the sale of the goods or services in the production of which it is used. Normally such revenues arise in a continuous repetitive process or cycle of operations in which goods are acquired, created, and sold, and further goods are acquired for additional sales.”

The Company has concluded, based on a further assessment of the guidance, that it is more appropriate to reflect the coolant asset as part of the vessels asset on its balance sheet as it is integral to the vessel.  The coolant is required to operate our vessel and a minimum quantity of Liquefied Petroleum Gas (LPG) is stored in each of the vessels.  The coolant is similar to the coolant in an automobile’s air conditioning unit which is also considered a part of the automobile when purchased.

The Company has reflected the revised treatment in the preparation of its December 31, 2013 balance sheet, which resulted in the classification of $1,219,717 of coolant in the vessels asset on our balance sheet.  The Company has not revised its results for the period prior to reflect additional depreciation expense of approximately $8,000 for the period of July 1 (inception) to September 30, 2013, as it has concluded the amount is insignificant.

The Company has considered whether or not to disclose the change in treatment in its unaudited interim financial statements for the period ended December 31, 2013.  The Company has concluded that as the December 31, 2013 unaudited interim balance sheet was not previously issued (and therefore not revised) and the Company has not modified its prior results of operations, that disclosure was not required in the financial statements and would not provide additional information to an investor.

Vessels, page F-10

36.                               We note your disclosure that interest costs incurred to finance the cost of vessels during their construction period are capitalized. Please revise to disclose the amount of interest capitalized during the period July 1, 2013 through September 30, 2013. Refer to the disclosure requirements outlined in ASC 835-20-50-1(b).

The Company respectfully advises the Staff that, during the period July 1, 2013 to September 30, 2013, only Hulls 2656 and 2657 were under construction, and that the construction phase commenced on September 16, 2013  and September 30, 2013, respectively. The total interest subject to capitalization for the period was approximately $10,000 and due to materiality was not recorded by the Company.  The Amended Registration Statement includes the financial statements for the period July 1, 2013 to December 31, 2013, which include the disclosure of the amount of interest capitalized during the period October 1, 2013 to December 31, 2013.

Note 3. Transactions with Related Parties, page F-12

37.                               We note from the disclosure in your risk factor on page 20, that following the completion of the offering, Scorpio Tankers, Dorian Holdings and SeaDor Holdings will continue to own a substantial ownership interest in your outstanding common shares and will therefore have the ability to exert significant influence over your operations. Please revise MD&A and the notes to your financial statements to disclose that these parties will continue to have significant influence over your operations following the completion of the offering.

The Company, in response to the Staff’s comment, has revised the MD&A at page 47 of the Amended Registration Statement to disclose that, following the completion of the offering, Scorpio Tankers, Dorian Holdings SeaDor Holdings and Kensico Capital Management are expected to continue to own a substantial ownership interest in the Company’s outstanding common shares and will therefore have the ability to exert significant influence over its operations.

However, the Company respectfully advises the Staff that it does not believe that forward-looking disclosure of ownership interest which have not yet been effected are required in the notes to the financial statements. Note 12 to the financial statements has been revised to disclose the ownership interest as of December 31, 2013 and the ability of Scorpio Tankers, Dorian Holdings SeaDor Holdings and Kensico Capital Management to exercise significant influence over the Company’s operations.

Note 4. Acquisition of Business, page F-13

38.                               We note from your disclosure on page 104 that on July 1, 2013, 100 shares were issued to Dorian Holdings in connection your formation and they became your principal shareholder. We also note from the disclosure in Note 4 that on July 29, 2013, Dorian Holdings sold to Dorian LPG in exchange for equity and $9.7 million in cash its 100% interest in CMNL, CJNL, CNML owners of the Captain Markos NL, Captain John NL and Captain Nicolas ML, respectively and acquired the related inventory on board, and assumed the associated bank debt, and interest rate swap and 100% interest in two entities, each a party to a contract for the construction of one VLGC and option rights to construct an additional 1.5 VLGCs and $2.65 million in cash. We also note that on July 29, 2013 Dorian LPG acquired 100% interest of Grendon Tanker LLC, the owner of the LPG Grendon, from an affiliate of Dorian Holdings for a cash consideration of $6,625,000 plus the value of inventory on board the vessel. We further note that all of these acquisitions have been treated as business acquisitions and were initially recorded at fair value. As it appears that Dorian Holdings was still your principal shareholder on July 29, 2013, please explain in detail why you believe it was appropriate to account for these transactions as business acquisitions at fair value rather than as transactions between entities under common control pursuant to the guidance in ASC 805-45. As part of your response, please indicate whether the private placement described in Note 1 and the transaction in which shares were issued to SEACOR Holdings Inc. occurred prior to or subsequent to the transactions with Dorian Holdings and explain in further detail the basis or rationale for the treatment used for the transactions with Dorian Holdings. We may have further comment upon review of your response.

The Company acknowledges the Staff’s comment and has provided the following additional information on these transactions for clarity.

As disclosed in the Company’s financial statements, there were 100 shares issued to Dorian Holdings upon the formation of the Company in order to establish the entity and in exchange for a receivable from Dorian Holdings.  At the time of the transactions described below, these shares were transferred back to the Company and cancelled.  The Company remained dormant from the date of its incorporation on July 1, 2013 until the completion of the transactions described below on July 29, 2013.

The Company’s business was formed through investment by Dorian Holdings, SEACOR and other third party investors in order to acquire, own and operate LPG tankers.

On July 29, 2013, the three transactions described in the financial statements were entered into simultaneously.  These transactions were dependent on one another and the agreements required that all the following three transactions (described in further detail in the Company’s financial statements) be completed at the same time:

•                  Purchase by the Company of CMNL, CJNL, CNML and Grendon Tanker LLC, and the other associated assets as described in the financial statements, from Dorian Holdings or its affiliate;

•                  Purchase by the Company of SEACOR LPG and associated assets from SEACOR Holdings; and

•                  Completion of the Company’s private placement in Norway of its shares to institutional and other various investors.

These transactions were all entered into at fair value, as determined based on various inputs including an independent fair value assessment of the vessels.

Upon the completion of these transactions, which were completed to establish the Company and its business, the shares of the Company and the composition of the board of directors were as follows:

•                  Dorian Holdings: 25% ownership, three seats on the board of directors;

•                  SEACOR Holdings: 25% ownership, three seats on the board of directors; and

•                  Institutional and other various investors: 50% ownership, with the single largest investor owning 15% and holding one seat on the board of directors.

The Company respectfully advises the Staff that the Company considered the guidance in ASC 805-50-15-6, which states that the guidance in the Transactions between Entities under Common Control Subsections of ASC 805-50 applies to combinations between entities or businesses under common control.  The guidance in ASC 805-50-15-6 provides examples of those types of transactions.  The Company considered whether the substance of the transactions described in the Staff’s comment were consistent with the examples in ASC 805-50-15-6:

a.              An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.   The Company concluded this was not applicable, as Dorian LPG while established by Dorian Holdings was formed based on the agreement of Dorian Holdings, SEACOR and as agreed with investors to whom shares were issued in the private placement.

b.              A parent transfers the net assets of a wholly owned subsidiary into the parent and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.  Not applicable.

c.               A parent transfers its controlling interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.  The Company concluded that this was not applicable.  The entities sold, at fair value, by Dorian Holdings to the Company were sold in connection with two other simultaneous transactions and as part of these transactions Dorian Holdings held only 25% of the Company.

d.              A parent exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent’s less-than-wholly-owned subsidiary, thereby increasing the parent’s percentage of ownership in the less-than-wholly-owned subsidiary but leaving all of the existing noncontrolling interest outstanding.  Not applicable.

e.               A parent’s less-than-wholly-owned subsidiary issues its shares in exchange for shares of another subsidiary previously owned by the same parent, and the noncontrolling shareholders are not party to the exchange. That is not a business combination from the perspective of the parent.  Not applicable.

f.                A limited liability company is formed by combining entities under common control.  Not applicable.

g.               Two or more not-for-profit entities (NFPs) that are effectively controlled by the same board members transfer their net assets to a new entity, dissolve the former entities, and appoint the same board members to the newly combined entity.   Not applicable.

The Company concluded, based on its assessment of the examples provided in ASC 805, the ownership of the Company upon its establishment as a business on July 29, 2013, the fair value nature of the transactions and the overall substance of the arrangement, that the purchase by the Company from Dorian Holdings did not represent a transaction between entities under common control.

Since no clear control existed as a result of the transactions described above, the Company determined that the fact pattern was consistent with “roll-up” or “put-together” transactions.  The FASB’s view on roll-up or put-together transactions is discussed in paragraph B27 in the Basis of Conclusion in FASB Statement No 141(R), Business Combinations. Paragraph B27 states, “The Boards concluded that most business combinations, both two-party transactions and those involving three or more entities (multiparty combinations) are acquisitions. The Boards acknowledged that some multiparty combinations (in particular, those that are commonly referred to as roll-up or put-together transactions) might not be acquisitions; however, they noted that the acquisition method has generally been used to account for them. The Boards decided not to change that practice at this time. Consequently, this Statement requires the acquisition method to be used to account for all business combinations, including those that some might not consider acquisitions.”

The Company concluded, based on that fact it does not believe the transactions entered into on July 29, 2013, represent a transaction between entities under common control, and the guidance in paragraph B27 described above, that the purchase by the Company from Dorian Holdings should be reflected as a business combination.

39.                               It appears from your disclosure in Note 4 that the $9.7 million cash was given to Dorian Holdings, in addition to the 23,335,675 of common shares, as purchase consideration for the acquisition transaction. However, your disclosure in Note 1 appears to indicate that the $9.7 million was acquired by DLPG in the transaction. Please revise your disclosure in Note 1 to clearly indicate that the $9.7 million in cash was part of the purchase consideration.

In response to the Staff’s comment, the Company has revised the disclosure in Note 1 to clearly indicate that the $9.7 million in cash was part of the purchase consideration.

40.                               Please revise Note 4 to explain how you calculated or determined the fair value assigned to the vessel purchase options acquired in the acquisition transaction.

In response to the Staff’s comment, the Company has revised the disclosure in Note 4 to explain how the fair value assigned to the vessel purchase options acquired in the acquisition transaction was calculated.

41.                               Please revise Note 4 to include disclosure of pro forma revenue and net earnings of the combined entity for the current reporting period as though the acquisition had occurred at the beginning of the period. Refer to the requirements outlined in ASC 805-20-50-2(h).

In response to the Staff’s comment, the Company has revised the disclosure in Note 4 to present pro forma revenue and net earnings of the combined entity for the period ended December 31, 2013 as though the acquisition had occurred on April 1, 2013.

42.                               We note from the disclosure in Note 1 that on July 29, 2013 you issued 23,335,675 shares of stock to SEACOR in exchange for 100% interest in a subsidiary company which had a contract for the construction of one VLGC, $49.9 million in cash, and the assignment to DLPG of option rights to purchase 1.5 VLGC vessels. Please explain to us, and revise to disclose, how you valued and accounted for this transaction in your financial statements. As part of your response and your revised disclosure, please explain how you determined the fair value of the contract for a newbuild vessel and the option rights to purchase 1.5 VLGC vessels.

The Company advises the Staff that as noted in Note 1 to the financial statements the issuance of 23,335,675 shares of stock to SEACOR in exchange for 100% interest in a subsidiary company which had a contract for the construction of one VLGC vessel, $49.9 million in cash, and the assignment to DLPG of option rights to purchase 1.5 VLGC vessels was accounted for as an asset acquisition.  The Company concluded this represented an asset acquisition and not a business combination as the Company was acquiring only assets, with no associated process or outputs.

The Company accounted for this transaction based on the guidance in ASC 805-50-30-3 (Asset acquisitions) which states, “asset acquisitions in which the consideration given is cash are measured by the amount of cash paid.  However if the consideration given is not in the form of cash measurement is based on either the cost to the acquiring entity or the fair value of the assets acquired, whichever is more clearly evident and thus, more reliably measurable.”

The Company concluded that the value of the shares it issued to acquire the assets was more clearly evident than the value of the assets acquired.  The share value was based on a private placement of common stock to third party investors on the same date whereas the value of the assets was based on independent appraisal.

The total transaction value was allocated to the various assets acquired based on the relative fair value of the assets compared to the total transaction value.  The fair values for the computation were calculated based on valuation from an independent broker. The valuation was performed on a “willing Seller and willing Buyer” basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery promptly charter free.  The valuation is based on recent sales of comparable vessels to determine values.  As a vessel’s age and features (e.g. reheaters, higher quality steel, etc.) are important factors in determining value, discounts or premiums to transactions involving similar vessels are extrapolated to account for differences that may be present in the target reference vessel. In addition, certain vessels may not be suitable for all trades or may be unique for certain activities, and thus a further discount or premium may be applied.

In response to the Staff’s comment, the Company has revised Note 3(b) to disclose how it valued and accounted for this transaction.

Note 6. Other Assets, page F-15

43.                               We note that this amount represents three option agreements for the purchase of three VLGC vessels. We also note that the company determined the fair value of the vessel option agreements to be $7.1 million through an independent appraisal. Please tell us and revise to disclose the methods and assumptions used in the appraisal in determining the fair value of these option agreements. Also, please explain to us and revise to disclose how you intend to account for these option agreements going forward. For example, please tell us how these assets will be evaluated for impairment, and whether the options have an expiration date. Also, please explain how you will account for the fair value assigned to these options if the options are exercised.

The Company acquired the three options in two transactions; 1.5 was acquired from Dorian Holdings in a business combination and the other 1.5 were acquired from SeaDor Holdings

LLC in an asset acquisition.  The purchase price in each of these transactions were allocated to the assets (and liabilities) acquired.  The fair value of each individual asset (and therefore option) was determined based on the relative fair value of the vessel purchase options to the total transaction value.  The fair value of the vessel purchase option was determined based on a valuation from an independent broker.   The valuation was performed on a “willing Seller and willing Buyer” basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery promptly charter free. The valuation is based on recent sales of comparable vessels to determine values.  As a vessel’s age and features (e.g. reheaters, higher quality steel, etc.) are important factors in determining value, discounts or premiums to transactions involving similar vessels are extrapolated to account for differences that may be present in the target reference vessel. In addition, certain vessels may not be suitable for all trades or may be unique for certain activities, and thus a further discount or premium may be applied.

In response to the Staff’s comment, the Company has revised Note 6 to disclose the methods and assumptions used in determining the fair value of these option agreements.

Note 8. Vessels Under Construction, page F-16

44.                               We note your disclosure that the amounts shown in the accompanying consolidated balance sheets as of September 30, 2013 of $39,181,455 represent the fair value of three shipbuilding contracts acquired on July 29, 2013 of $31,869,861, and an advance payment to the shipyard of $7,193,130 and payments for vessel improvements of $118,464. In light of the fact that Note 4 discloses that the two newbuilding contracts acquired from Dorian Holding were valued at $17,593,130, please explain to us the nature of the difference in this amount from the $31,869,861 amount disclosed in Note 8. If the difference is due to the fair value of the shipbuilding contract acquired from SEACOR, please tell us how that fair value was calculated or determined.

The Company advises the Staff that the representations in Note 8 that the fair value of three shipbuilding contracts acquired on July 29, 2013 of $31,869,861 included an advance payment.  The balance of $39,181,455 should have been disclosed as representing the fair value of two shipbuilding contracts acquired from Dorian Holdings in a business combination on July 29, 2013 of $17,593,130, the one shipbuilding contract acquired on July 29, 2013 from SeaDor Holdings LLC in an asset acquisition of $7,009,675 and advance payments to the shipyard of $14,460,186 and payments for vessel improvements of $118,464. In response to the Staff’s comment, the Company has revised the disclosure in Note 8 to present the components of Vessels Under Construction in the unaudited interim financial statements.

45.                               Also, please explain why the advance payment to the shipyard of $7,193,130 disclosed in Note 8 does not agree with the amount of payments for vessels under construction reflected in the statement of cash flows on page F-6 of $14,879,772. Please advise or revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure in Note 8 to present the components of Vessels Under Construction.  The payments for vessels under construction reflected in the statement of cash flows on page F-6 of $14,879,772 comprises advance payments to the shipyard of $14,460,186, payments for vessel improvements of

$118,464 (please refer to response to comment 44 above) and payments of $301,000 for transaction costs associated with the acquisition of vessels under construction.

Note 11. Long-Term Debt, page F-17

Debt Covenants

46.                               We note from the disclosure on page F-18 that the secured loan agreement provides for the company to maintain compliance with certain financial covenant requirements. Please revise to disclose whether the company was in compliance with these covenants at September 30, 2013.

In response to the Staff’s comment, the Company has revised its financial statements as of December 31, 2013 to disclose that it was in compliance with its loan covenants as of that date.

Note 21. Subsequent Events, page F-23

47.                               We note your disclosure that on November 26, 2013, Scorpio Tankers sold its entire portfolio of 13 VLGC newbuilding contracts, associated deposits to the shipyards of $83.1 million and a cash contribution of $1.9 million, in exchange for 39,952,123 newly issued Dorian LPG common shares. Please explain to us, and revise to disclose, how you valued and accounted for this transaction. As part of your response and revised disclosure, please tell us how you calculated or determined the fair value of the shares issued in this transaction as well as the fair value of the 13 newbuilding contracts received.

The Company advises the Staff that its financial statements for the period ended December 31, 2013 reflect the Scorpio Tankers transaction concluded on November 26, 2013 which, similar to the SeaDor Holdings LLC transaction, was accounted for as an asset transaction and accounted in the same manner as noted in the response to Comment 42. Note 3(c) to the Company’s financial statements for the period ended December 31, 2013 describes the Scorpio transaction.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours,
SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:                                Donald E. Field

Claire Erlanger

Linda Cvrkel